UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 4, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nano Dimension Limited

File No. 001-37600 - CF# 33040

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Nano Dimension Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 20, 2015, as amended.

Based on representations by Nano Dimension Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 4.1   through October 19, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Brent J. Fields
           Secretary